# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Armata Pharmaceuticals, Inc., CIK 0000921114
CUSIP: 04216R102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 5005 MCCONNELL AVE, LOS ANGELES, California (CA), 90066
Date of event which requires filing of this statement: 08/11/2025
Amends the filing with accession number 0000899140-20-000160
Filed by CIK 0001080014
Persons authorized to receive notices and communications: Innoviva, Inc., 1350 Old Bayshore Highway Suite 400, Burlingame, California (CA), 94010, 877-202-1097

## Reporting persons
- Innoviva, Inc. (CIK 0001080014): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 8,710,800; shared voting power 46,756,659; sole dispositive power 8,710,800; shared dispositive power 46,756,659; aggregate amount beneficially owned 55,467,459 (83.3% of the class)
  Comment: (1) Includes 8,710,800 shares of Common Stock owned by the Reporting Persons.
  
  (2) Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) beneficially owned by the Reporting Persons.
  
  (3) See Item 5.
  
  (4) Based on 36,229,842 shares of Common Stock outstanding as of August 6, 2025, as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons, excluding any accrued interest, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.
- Innoviva Strategic Opportunities LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 46,756,659; sole dispositive power 0; shared dispositive power 46,756,659; aggregate amount beneficially owned 46,756,659 (70% of the class)
  Comment: (1) Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) beneficially owned by the Reporting Persons.
  
  (2) See Item 5.
  
  (3) Based on 36,229,842 shares of Common Stock outstanding as of August 6, 2025, as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons, excluding any accrued interest, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Armata Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5005 MCCONNELL AVE, LOS ANGELES, California (CA), 90066
Comment:
This Amendment No. 13 to Schedule 13D ("Amendment No. 13") amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the "SEC") by Innoviva, Inc. ("Innoviva") on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva ("Innoviva Sub"), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 5 filed with the SEC on November 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 6 filed with the SEC on February 11, 2022 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 7 filed with the SEC on April 1, 2022, as further amended and supplemented by Amendment No. 8 filed with the SEC on January 10, 2023, as further amended and supplemented by Amendment No. 9 filed with the SEC on July 11, 2023, as further amended and supplemented by Amendment No. 10 filed with the SEC on March 4, 2024, as further amended and supplemented by Amendment No. 11 filed with the SEC on November 14, 2024, as further amended and supplemented by Amendment No. 12 filed with the SEC on March 12, 2025 (the "Schedule 13D"), with respect to shares of common stock, $0.01 par value per share ("Common Stock") of Armata Pharmaceuticals, Inc., a Washington corporation (the "Issuer"), warrants to acquire additional shares of Common Stock of the Issuer ("Warrants"), and secured convertible debt convertible into Common Stock of the Issuer. Innoviva and Innoviva Sub (collectively, the "Reporting Persons') are filing this amendment to reflect the acquisition by Innoviva Sub of secured debt of the Issuer pursuant to the August 2025 Credit Agreement (as defined below).

Except as specifically amended and supplemented by this Amendment No. 13, the Schedule 13D (as amended) remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 in Schedule 13D is hereby supplemented as follows:

On August 11, 2025, the Issuer entered into, as borrower, a credit and security agreement (the "August 2025 Credit Agreement") with Innoviva Sub, as lender, pursuant to which the Issuer borrowed from Innoviva Sub $15,000,000 on terms and conditions similar to those set forth in the credit and security agreement between the parties dated as of March 12, 2025 (as amended, the "March 2025 Credit Agreement").

On the date of this Amendment No. 13, the Reporting Persons collectively own 25,076,769 shares of Common Stock of the Issuer, warrants to acquire an additional 10,653,847 shares of Common Stock of the Issuer, and the right to acquire an additional 19,736,843 shares of Common Stock of the Issuer upon conversion of the convertible loan (excluding any accrued interest).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 in Schedule 13D is hereby supplemented as follows:

As of the date of this filing of Amendment No. 13, the Reporting Persons collectively may be deemed to have beneficial ownership of 55,467,459 shares of Common Stock, representing approximately 83.3% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 13 to Schedule 13D, based on 36,229,842 shares of Common Stock outstanding as of August 6, 2025, as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 in Schedule 13D is hereby supplemented as follows:

On August 11, 2025, the Issuer and Innoviva Sub entered into the August 2025 Credit Agreement, which provides for a secured term loan facility in an aggregate amount of $15,000,000 at an interest rate of 14.00% per annum, and a maturity date of January 11, 2029, and which is not convertible into securities of the Issuer or into any other securities.

The foregoing descriptions of the terms of the March 2025 Credit Agreement and the August 2025 Credit Agreement do not purport to be complete and are qualified in their entirety by the full texts of such agreements, copies of which are filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 12, 2025 and Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025, respectively.

## Signatures
- Innoviva, Inc.: /s/ Pavel Raifeld, Pavel Raifeld, Chief Executive Officer (08/12/2025)
- Innoviva Strategic Opportunities LLC: /s/ Pavel Raifeld, Pavel Raifeld, Chief Executive Officer (08/12/2025)